UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057471

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **POSIT Alert LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
105

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Howard Naphtali and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to POSIT Alert LLC for the year ended December 31, 2008 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Managing Director, Controller
Title

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

The Members
POSIT Alert LLC:

We have audited the accompanying statement of financial condition of POSIT Alert LLC (the "Company") (a wholly owned subsidiary of ITG Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of POSIT Alert LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

POSIT ALERT LLC

(A wholly owned subsidiary of ITG Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	2,762,105
Fixed assets (net of accumulated depreciation of $50,454)		24,289
Goodwill		1,706,974
Other intangibles (net of accumulated amortization of $196,952)		2,639,159
Due from Parent		3,190,907
Other assets		24,821
Total assets	$	10,348,255

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	201,791
Due to affiliates		480,184
Total liabilities		681,975
Commitments and contingencies		
Members' equity		9,666,280
Total liabilities and Members' equity	$	10,348,255

See accompanying notes to Statement of Financial Condition.

POSIT ALERT LLC

(A wholly owned subsidiary of ITG Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization and Basis of Presentation

POSIT Alert LLC (the "Company", formerly Block Alert LLC) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of ITG Inc. and ITG Capital, Inc. (the "Parent"). The Company was previously a joint venture between the Parent and Merrill Lynch, Pierce, Fenner & Smith Incorporated and affiliates ("Merrill") until Merrill's ownership interest was acquired by Parent on July 30, 2008 (see "Change in Ownership Transaction" below). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing customers of the Parent an alerting service called POSIT Alert^{SM} ("POSIT Alert", formerly BLOCKalert^{SM}), which uncovers crossing opportunities for participating clients. POSIT Alert leverages uncommitted shares in the order management systems ("OMS") of participating clients of the Parent and has the ability to identify trading opportunities before they enter the market. Specifically, participating clients elect to expose certain uncommitted shares on their OMS to POSIT Alert via the ITG Channel^{TM} product. When a crossing opportunity is detected, the user is notified that such an opportunity exists. If the user manually elects to participate, an order is sent to the Parent's POSIT Now^{SM} electronic crossing system ("POSIT Now"), for execution. All such trades are priced at the midpoint of the National Best Bid or Offer ("NBBO").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

Change in Ownership Transaction

On July 30, 2008, ("the Acquisition Date") Merrill exited the joint venture with the Parent by selling its 50% equity in the Company for $10.0 million (the "Acquisition"), which was distributed as follows:

- Merrill redeemed 50 shares of its 500 share holding to the Company for $1.0 million.
- The Parent purchased the remaining 450 shares held by Merrill for $9.0 million.

At December 31, 2008, 100% of the Company's shares are owned by Parent.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2008, are U.S. Government money market instruments and cash totaling $2,656,427 and $105,678, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Goodwill and Other Intangibles

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Fixed Assets

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years.

Income Taxes

The Company, as a limited liability company, is not subject to federal or New York State income taxes. The Company is subject to the New York City unincorporated business tax.

(3) Fair Value Measurements

The Company adopted SFAS No. 157, *"Fair Value Measurements"* ("FAS 157") effective January 1, 2008. FAS 157 does not expand the use of fair value in any new circumstances, but rather defines fair value, establishes a framework for measuring fair value, as well as a fair value hierarchy based upon the inputs used to measure fair value and expands disclosures about fair value measurements.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "cash and cash equivalents" on the Statement of Financial Condition.

As defined in FAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we categorize our fair value measured financial instruments according to the fair value hierarchy prescribed by FAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2008 consist an investment in a U.S. Government money market fund of $2,656,427 which is included in Cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. We currently do not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. We currently do not have any Level 3 assets or liabilities.

The adoption of FAS 157 had no effect on the values of those financial assets and liabilities which the Company carries at fair value.

(4) Goodwill and Other Intangibles

The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable, and also reviews goodwill annually in accordance with SFAS 142. The Company's annual review is conducted in the fourth quarter of each year. Under SFAS 142, goodwill impairment is deemed to exist if the carrying value of goodwill exceeds its fair value. SFAS 142 requires that goodwill be tested at least annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is indicated, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. The Company estimates the fair value of its reporting units using a discounted cash flow methodology. A significant decline in the projected cash flows used to determine fair value could result in a goodwill impairment charge.

The Acquisition by the Parent was recorded by allocating the cost of the assets acquired by the Parent, including intangible assets and liabilities assumed, based on their estimated fair values at the Acquisition Date. As a result of the Acquisition, the Company had recognized $1.7 million of goodwill and reduced the carrying value of its intangible assets by $0.6 million to reflect fair value. In accordance with SFAS 142, the Company reevaluates the estimated useful lives of its intangible assets annually or as circumstances change. Whenever events or changes in circumstances indicate that the carrying value of intangible assets might not be recoverable, the Company will perform an impairment review. The Company's intangible assets have finite useful lives and are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets."* Management of the Company performed an assessment of carrying value of the intangible asset and deemed no impairment.

(4) Accounts Payables and Accrued Expenses

The following is a summary of accounts payables and accrued expenses at December 31, 2008.

Accrued compensation and benefits	$	121,000
Accrued accounting services		75,125
Other accrued expense		5,666
Total	$	201,791

(5) Employee Benefit

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("plan"). The plan includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $230,000 for the year ended December 31, 2008. The plan features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the plan, a discretionary Company contribution based on Investment Technology Group Inc.'s ("ITGGRP") total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the plan, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

(6) Related Party Transactions

Pursuant to a Services Agreement with the Parent, certain administrative services, and the use of certain office space in connection with the Company's operations are provided by the Parent.

Pursuant to a Joint Venture License, Services and Support Agreement with the Parent, the Company paid the Parent for support and maintenance for POSIT Alert and access to POSIT Now. This agreement terminated on the Acquisition Date when Parent purchased the remaining Joint Venture ownership from Merrill.

Pursuant to a Services Agreement with ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI for support and maintenance for POSIT Alert.

Pursuant to a Joint Venture Formation Agreement with the Parent and Merrill, the Company received fees for the use of POSIT Alert. This agreement terminated on the Acquisition Date when Parent purchased the remaining Joint Venture ownership from Merrill.

Pursuant to a Services Agreement with the Parent, the Company receives a commission revenue share from the Parent's trade execution for the Parent's use of POSIT Alert by the Parent's customers.

All employees of the Company are covered by the benefit plans of ITGGRP.

In the normal course of business, the Parent may disburse cash on behalf of the Company. This net activity is reflected in due from Parent on the accompanying Statement of Financial Condition at December 31, 2008.

(7) Commitments and Contingencies

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

(8) Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and due from affiliates. Cash and cash equivalents is deposited with a high credit quality financial institutions.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $1,932,457 which was $1,886,992 in excess of required net capital of $45,465. The Company's ratio of aggregate indebtedness to net capital ratio was 0.35 to 1.

KPMG

POSIT ALERT LLC.
(A wholly owned subsidiary of ITG Inc.)

Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)